

Mail Stop 3561

August 31, 2015

Wendy A. Beck
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, Florida 33126

      Re: **Norwegian Cruise Line Holdings Ltd.**
             Form 10-K for the Year Ended December 31, 2014
             Response dated August 12, 2015
             File No. 001-35784

Dear Ms. Beck:

We have reviewed your August 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2015 letter.

Form 10-K (Fiscal Year Ended December 31, 2014)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 40

1.   We note your response to our prior comment 1 and related disclosure included in the June 30, 2015 Quarterly Report on Form 10-Q (the "June 2015 Form 10-Q") regarding the presentation of Adjusted Net Revenue and Adjusted Net Yield. As you have also included the non-GAAP financial measure of Gross Yield in the June 2015 Form 10-Q, please include an additional statement as to why management believes this measure provides useful information to investors regarding your financial condition and results of operations.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Tradenames, page F-9

2.   We note from your response to our prior comment 3 that, you believe your three brands have similar economic characteristics based on a future performance perspective. However, we believe that the guidance ASC 280 indicates that past, present and future performance should be considered. In this regard, for each brand, please provide us with your applicable historical and projected revenues, operating margin, Adjusted EBITDA margin, and any other measure of segment profitability, including your most recent fiscal 2015 interim periods.

3.   In regards to the qualitative considerations, your response indicates that the nature of products and services, and the customer type of class are similar for all three brands. You responded that the references to "premium" segments (on page 8 and 9 of the 2014 Form 10-K) are intended broadly for all segments, including Prestige's upper premium product, but it appears that you differentiate your brands as either "premium," "upper-premium" or "luxury" apparently based on the duration of the cruise, size of the ship and the related prices and services. For example, the Regent brand operates in the luxury segment, Oceania in the upper premium and the Norwegian brand straddles the contemporary and premium segment. You identified the three operating segments based on brands, and as indicated during your 2014 fourth quarter earnings call, each targets a different market along with a different class of customer. Paragraph 68 in the Basis for Conclusions related to ASC 280, provides insight into how to assess similarity of products and services. It states that "[a]n enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar." It appears your qualitative analysis may have been performed at too broad a level. Specifically, your analysis is based upon all your brands operate in the same line of business providing cruise vacations and your offerings provide guests with array of cruise experiences. However, it appears that the Regent and Oceana brands are more premium in nature than the Norwegian brand, with a disparity in target market, quality of product offerings, and customer income profiles among the brands.

Please help us further understand your basis for aggregating these segments into a single reportable segment and whether your assessment continues to be appropriate in light of the factors noted above. As part of your response, please explain to us in more detail the qualitative similarities of the products and services, the type or class of customers and the methods used to distribute the products and services offered among the Norwegian, Oceania, and Regent brands. Please also tell us why you organized the operating segments to reflect three distinct brands with separate sales and marketing teams, as well as reservation centers in light of your assertion of their similarity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure